Faegre Drinker Biddle & Reath LLP

320 South Canal St., Suite 3300

Chicago, IL 60606

www.faegredrinker.com

November 3, 2023

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Matthew S. Williams, Senior Counsel

Re:	Destiny Alternative Fund LLC - File No. 811-23813
Destiny Alternative Fund (TEI) LLC - File No. 811-23814
(each a “Registrant” and collectively, the “Registrants”)

Dear Mr. Williams:

The following responds to the additional comments that you provided in connection with your review of the registration statements (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) on behalf of the Destiny Alternative Fund LLC (the “Master Fund”) and Destiny Alternative Fund (TEI) LLC (the “Feeder Fund”). Changes to the Master Fund’s and Feeder Fund’s disclosure as discussed below are reflected in amendments to the Funds’ Registration Statements filed today.

GENERAL

1.                   Comment: Wherever a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Unless otherwise specified comments apply to disclosure in both Registration Statements to the extent applicable.

Response: The Registrants so acknowledge.

PROSPECTUS

Cover and Fund Summary

2.                    Comment: In the second paragraph on the cover page, given the Fund’s response to comment 9 in the Registrants’ prior response letter (the “Response Letter”), please revise this disclosure to clarify that the Fund invests primarily in hedge funds, private equity, growth equity and venture capital. Please make conforming changes throughout as applicable.

Response: The disclosure has been revised as requested.

3.                    Comment: On page 4, in the summary section entitled “Leverage,” with regards to (iii), please clarify in the disclosure how these act as a form of leverage.

Response: The disclosure has been revised as follows:

The Fund may invest in Private Underlying Funds that employ certain Underlying Managers (many of which trade on margin and do not generally need additional capital from the Fund in order to increase the level of the positions they acquire for it) to trade notional equity in excess of the equity actually available in their accounts. In addition to the use of leverage by the Underlying Managers in their respective trading strategies, the Investment Adviser may leverage the Fund's allocations to the Underlying Managers through (i) borrowings, (ii) swap agreements, options or other derivative instruments, or (iii) ~~investment in Underlying Funds that employ certain Underlying Managers (many of which trade on margin and do not generally need additional capital from the Fund in order to increase the level of the positions they acquire for it) to trade notional equity in excess of the equity actually available in their accounts or (iv)~~ a combination of these methods.

4.                    Comment: Please revise to “private Underlying Funds” as opposed to “Underlying Funds, where applicable.”

Response: The disclosure has been revised as requested.

5.                    Comment: Please add the following to the end of the sentence: “but the Fund will consider the investment of such private Underlying Funds to the extent that it has such information.”

Response: The Registrant has revised the disclosure as requested.

Risk Factors – Underlying Funds Risk (p.20)

6.                    Comment: Please change “certain Underlying Funds” to “private Underlying Funds, where applicable.

Response: The disclosure has been revised as requested.

Destiny Alternative Fund LLC Performance (p. 49)

7.                    Comment: Please add after the second sentence: “If the performance had been adjusted for the Fund’s fees and expenses, the performance would have been lower,” if true.

Response: The Investment Adviser has advised the Registrants that the performance would not have been lower if the performance has been adjusted for the Fund’s fees and expenses.

8.                   Comment: Please show the average total returns net of all actual fees and expenses without giving effect to fee waivers or expense reimbursements for one year and since inception. Please also compare to a broad-based securities index. Please conform the performance presentation with the requirements of the MassMutual no-action letter.

Response: The Investment Adviser has confirmed that the average total returns included are net of all actual fees and expenses withoiut giving effect to fee waivers or expense reimbursements. The Investment Adviser has also confirmed that the performance presentation conforms with the requirements of the MassMutual no-action letter. Registrant respectfully notes that there is no requirement to provide performance against a broad-based index.

Tender Offers/Offers to Repurchase (p. 57)

9.                    Comment: In the second paragraph, in the sentence that starts “If a tender offer is over-subscribed. . . ,” please revise “may repurchase” to “will repurchase.”

Response: The disclosure has been revised as requested.

10.                  Comment: In the third paragraph, please revise the last sentence to change “Valuation Date” to “expiration or termination date specified in the notice.”

Response: The disclosure has been revised as follows:

“Members tendering Units for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer.”

11.                 Comment: In the fifth paragraph, please change “Valuation Date” to “expiration or termination date specified in the notice.” Please supplementally explain what the last sentence in the paragraph means.

Response: The Registrant respectfully declines to make the requested change since the term “Valuation Date” is not in relation to the expiration or termination of the tender offer. The last sentence refers to the Fund’s Board of Trustees having the discretion whether or not to conduct tender offers.

12.                  Comment: In the last sentence of first paragraph on page 58, please explain basis for the disclosure under the tender offer rules or delete.

Response: The ability to waive an early repurchase fee payable by a Member by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund, such as in the event of a Member’s death, is consistent with industry practice and the tender offer rules. The disclosure has been revised as follows:

“An early repurchase fee payable by a Member may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Member.”

13.                 Comment: We note the disclosure in the second paragraph stating “in the event any such charges are allocated to the Fund and subject to applicable law, the Fund may allocate such charges to the shareholder whose repurchase tenders resulted in the repurchase of a portion of the shares that resulted in such charges.” This is inconsistent with Rule 13e-4(f)(8)(ii), which requires that the consideration paid to a shareholder be the same as that paid to any other shareholder. Please revise the disclosure accordingly.

Response: Rule 13e-4(f)(8)(ii) provides that no issuer or affiliate shall make a tender offer unless . . .(ii) the consideration paid to any security holder for securities tendered in the tender offer is the highest consideration paid to any other security holder for securities tendered in the tender offer. To the extent the Investment Adviser determines to liquidate underlying funds as a result of repurchase tenders by Shareholders and charges are imposed on the Fund by an Underlying Fund, the Fund may allocate such charges pro rata to all tendering Shareholders whose Shares are accepted for repurchase. Accordingly, the disclosure is revised as follows:

“In the event that any such charges are allocated to the Fund, and subject to applicable law, the Fund may allocate such charges pro rata to all tendering Members.”

14.                  Comment: Please delete the third paragraph. This is not permitted under the tender offer rules. The Fund must pay based on shares tendered or resulting from pro ration.

Response: The disclosure has been revised as follows:

“Subject to certain requirements under the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required account balance is maintained.”

15.                  Comment: In the fourth paragraph, please revise “Valuation Date” to “termination date or expiration of offer.”

Response: The Registrant respectfully declines to revise the disclosure as requested because it is correct to refer to the Valuation Date in this instance.

Tender/Repurchase Procedures (p. 58)

16.                  Comment: In the second sentence of the first paragraph, please delete “if all units owned by member are repurchased.” After parenthetical, please change to “within 45 days after the termination date or expiration date of repurchase offer.”

Response: The Registrant has revised the second sentence as follows:

“The Fund will generally pay the value of the Units repurchased (or as discussed below, 95% of such value) no later than the 65th day after the deadline for Member to tender Shares for repurchase as set forth in the applicable repurchase offer.”

17.                  Comment: In the third sentence, strike “within 45 days.”

Response: The disclosure has been revised as requested.

18.                  Comment: In the fourth sentence, strike “if all units owned by member are not repurchased.” In the same sentence, change “initial payment” to “initial cash payment.” In the same sentence, delete “within 45 days.”

Response: The disclosure has been revised as follows:

“To mitigate any effects of this, the Member will receive an initial cash payment equal to 95% of the estimated, unaudited value of the Units (after adjusting for early repurchase fees), determined as of the Valuation Date, no later than the 65th day after the deadline for Members to tender Shares for repurchase as set forth in the applicable repurchase offer.”

19.                  Comment: In the last sentence, please change to “within 45 days after expiration date or termination date” and “cash within two business days.”

Response: “The remaining 5% of the of the estimated unaudited net assets value of such Member’s Shares being repurchased, subject to audit adjustment, will be determined and paid within two business days after completion of the Fund’s annual audit.”

20.                  Comment: In the first sentence of sixth paragraph, change “valuation date” to termination date or expiration date. In the third paragraph, please delete “however” to end of paragraph. Promissory notes are not permitted and proceeds must be paid in cash.

Response: The Registrant respectfully declines to make the requested change in the first sentence of the sixth paragraph. The disclosure in the third paragraph regarding promissory notes was deleted as requested.

21.                  Comment: In the first paragraph on page 59, strike the second sentence.

Response: The Registrant has revised the second sentence as follows:

“Notwithstanding the foregoing, the Board may determine to postpone payment of the repurchase price or suspend repurchases during any period at any time.”

Purchasing Units (p. 75)

22.                  Comment: Please delete the third sentence in the first paragraph.

Response: The Registrant has revised the third sentence as follows:

“However, the Fund, pursuant to Board-approved procedures, may accept investments below these minimums.”

23.                  Comment: Please confirm if “immediate family members” is correct. If not, please delete.

Response: The Registration confirms that it is correct.

24.                  Comment: Consistent with the Fund’s response to comment 30, please confirm whether this sentence should note that the units do not have any sinking fund provisions.

Response: The Registrant confirms that sinking provisions are not applicable to units of the Fund. Accordingly, it has not been included in the sentence noted in the response to Comment 30 in the Response Letter.

25.                  Comment: Please supplementally explain how the procedures in the third paragraph is consistent with Section 23(b) of the 1940 Act.

Response: The procedures in the third paragraph are consistent with Section 23(b) of the 1940 Act. Section 23(b) states that “No registered closed-end company shall sell any common stock of which it is the issuer at a price below the current net asset value of such stock, exclusive of any distributing commission or discount (which net asset value shall be determined as of a time within forty-eight hours, excluding Sundays and holidays, next preceding the time of such determination), except (1) in connection with an offering to the holders of one or more classes of its capital stock; (2) with the consent of a majority of its common stockholders; (3) upon conversion of a convertible security in accordance with its terms; (4) upon the exercise of any warrant outstanding on the date of enactment of this Act or issued in accordance with the provisions of section 18(d); or (5) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.” Purchase orders that are rolled into the following quarter will be issued at a purchase price applicable for that following quarter, which will based on the net asset value per share as determined in accordance with Section 23(b) of the 1940 Act. The disclosure is revised as follows:

“In the event that cleared funds and/or a properly completed investor application are not received from a prospective investor prior to the cut-off dates pertaining to a particular offering, the Fund may hold the relevant funds and investor application for processing in the next offering at the NAV calculated for that quarter. As a result of this process, the NAV at which the order is executed may be different than the NAV for the quarter in which the purchase order was submitted.”

Appendix - Amended and Restated Limited Liability Company Agreement

26.                  Comment: In Section 8.5, please change “law’ to “laws.”

Response: The change has been made.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies

27.                  Comment: For the Concentration Policy, please add explanatory note that the Fund will consider the investments of all private and other Underlying Funds to the extent they have information about those investments. Please clarify in explanatory note that concentration information is unavailable for private Underlying Funds.

Response: The disclosure has been revised as requested.

28.                  Comment: For the policies on Borrowing and Senior Securities, please revise to be consistent with Rule 18f-4.

Response: The Registrant has made the requested revisions.

29.                  Comment: The response to Comment 14 stated that the Fund added disclosure regarding contingent convertible securities (“CoCos”) to the SAI in response to Staff’s comments. It appears that the disclosure regarding CoCos was only added to the feeder fund registration statement. Accordingly, please add to master fund registration statement.

Response: The Registrant has added the disclosure regarding CoCos to the master fund’s SAI.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1167.

* * *

Sincerely,

/s/ Veena K. Jain

Veena K. Jain